Filed by New RMR Asia Pacific Real Estate Fund
pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: New RMR Asia Pacific Real Estate Fund
Commission File No. 811-22260

400 Centre Street, Newton, MA 02458-2076	tel: (617) 332-9530 fax: (617) 796-8376

FOR IMMEDIATE RELEASE

Contacts:
Timothy A. Bonang, Director of Investor Relations, or
Carlynn Finn, Manager of Investor Relations
(617) 796-8253
www.rmrfunds.com

RMR Funds Announces Year End Distributions,

2009 Dividend Policies and Possible Fund Mergers

Newton, MA (December 19, 2008):  This press release makes announcements concerning the following closed end mutual funds:

RMR Real Estate Fund (NYSE Alternext US: RMR);

RMR Real Estate and Hospitality Fund (NYSE Alternext US: RHR);

RMR F.I.R.E. Fund (NYSE Alternext US: RFR);

RMR Preferred Dividend Fund (NYSE Alternext US: RDR);

RMR Dividend Capture Fund (NYSE Alternext US: RCR);

RMR Asia Pacific Real Estate Fund (NYSE Alternext US: RAP); and

RMR Asia Real Estate Fund (NYSE Alternext US: RAF).

2008 Year End Distributions:

The following closed end funds will make distributions to their respective common shareholders of the following amounts of their estimated 2008 taxable net investment ordinary income which was not previously distributed:

Name of Fund	Amount of Distribution Per Share	Record Date	Payment Date*

RMR Real Estate Fund
(NYSE Alternext US: RMR)	$0.11	12/29/2008	1/28/2009

RMR Hospitality and Real Estate Fund
(NYSE Alternext US: RHR)	$0.30	12/29/2008	1/28/2009

RMR Preferred Dividend Fund
(NYSE Alternext US: RDR)	$0.09	12/29/2008	1/28/2009

RMR Dividend Capture Fund
(NYSE Alternext US: RCR)	$0.35	12/29/2008	1/28/2009

*On or about.

2009 Dividend Policies:

Prior to October 2008, each of RMR, RHR, RDR, RCR and RFR paid monthly distributions to common shareholders.  On October 16, 2008, these funds announced that they were suspending the payment of common share distributions until further notice because they did not satisfy the asset coverage ratios of their outstanding fund preferred shares which are preconditions to the payment of common share distributions.  On November 26, 2008, these funds announced that they had called for redemption sufficient amounts of their respective fund preferred shares to become compliant with the preconditions for the payment of common share distributions.

In 2009, each of RMR, RHR, RFR, RDR and RCR expects to pay quarterly distributions of net investment income to common shareholders for the three month periods ending March 31, June 30, September 30 and December 31, 2009.  The amounts of these distributions, the record dates and the payment dates will be announced at about the end of each calendar quarter.  The annualized amounts of these distributions are expected to be substantially less than the annualized distribution rates paid by these funds before October 2008.  Net realized capital gains, if any, are expected to be included in the December 31, 2009 distribution.

In addition to the quarterly distributions by RMR, RHR, RFR, RDR and RCR, these funds, and RAP and RAF, may pay 2009 year end distributions to common shareholders in the event that their respective 2009 net investment income, or net realized capital gains, exceed the amounts distributed before year end 2009.

Fund Mergers:

On August 26, 2008, RMR, RHR and RFR announced that they had filed a preliminary Joint Proxy and Registration Statement/Prospectus with the U.S. Securities and Exchange Commission (the “SEC”) relating to a possible merger of those three funds.  Because of changed market conditions since then and because of the reduced size of each of these funds resulting from those changed market conditions and the redemptions of fund preferred share by each of RMR, RHR, RFR, RDR and RCR, the Boards of Trustees of each of these five funds have directed management to prepare and file with the SEC an amended Joint Proxy and Registration Statement/Prospectus.  The purpose of this amended Joint Proxy and Registration Statement/Prospectus will be to present a plan to merge each of RMR, RHR, RFR, RDR and RCR into one new fund.

The Boards of Trustees of RAP and RAF have also directed the management of these two funds to prepare and file with the SEC a Joint Proxy and Registration Statement/Prospectus.  The purpose of this Joint Proxy and Registration Statement/Prospectus will be to present a plan to merge RAP and RAF.

If the mergers described in the foregoing two paragraphs occur, the seven funds referenced in this press release will be merged to become two funds: (i) RMR Real Estate Income Fund (“New RMR”), a newly formed fund which will combine RMR, RHR, RFR, RDR and RCR and will be primarily invested in securities issued by U.S. based real estate companies, including real estate investment trusts, or REITs, and (ii) New RMR Asia Pacific Real Estate Fund (“New RAP”), a newly formed fund which will combine RAP and RAF and will be primarily invested in securities issued by real estate companies based in the Asia Pacific region.  The process of completing these mergers will require the approval of the funds’ shareholders and is expected to take several months.  There can be no assurance that these mergers will occur.

This press release is not intended to, and shall not, constitute an offer to purchase or sell shares of any of the affected funds, including New RMR and New RAP; nor is this press release intended to solicit a proxy from any shareholder of any of the affected funds.  The solicitation of the purchase or sale of securities or of proxies to effect each fund merger may only be made by a final, effective Registration Statement, which includes a definitive Joint Proxy Statement/Prospectus, after the Registration Statement is declared effective by the SEC.

Additional Information About the Proposed Fund Mergers and Where to Find It:

This press release references an amended Registration Statement, which includes an amended Joint Proxy Statement/Prospectus, to be filed by New RMR, RMR, RHR, RFR, RDR and RCR, and a separate Registration Statement, which includes a Joint Proxy Statement/Prospectus, to be filed by New RAP, RAP and RAF.  Neither of these documents have yet been prepared or filed with the SEC.  After these documents are filed with the SEC they may be amended or withdrawn and they will not be distributed to shareholders of the affected funds unless and until they are declared effective by the SEC.

The funds and their respective trustees, officers and employees, and the funds’ investment advisor, RMR Advisors, Inc. (“Advisor”), and its shareholders, officers and employees and other persons may be deemed to be participants in the solicitation of proxies with respect to these proposed combinations.  Investors and shareholders may obtain more detailed information regarding the direct and indirect interests of the funds’ respective trustees, officers and employees, and the Advisor’s shareholders, officers and employees and other persons by reading the preliminary and definitive Joint Proxy

Statement/Prospectuses regarding the proposed combinations, filed with the SEC, when they become available.

The Registration Statements of New RMR and New RAP have not yet become effective, and the information contained therein, including information in the preliminary Joint Proxy Statement/Prospectuses, is not complete and is subject to change.  INVESTORS AND SECURITY HOLDERS OF THE FUNDS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUSES AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED FUND MERGERS.  INVESTORS SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS AND CHARGES AND EXPENSES OF THE FUNDS CAREFULLY.  THE JOINT PROXY STATEMENT/PROSPECTUSES WILL CONTAIN THE INVESTMENT OBJECTIVES, RISKS AND CHARGES AND EXPENSES AND OTHER IMPORTANT INFORMATION ABOUT THE FUNDS.  New RMR and New RAP may not sell securities until their respective Registration Statements filed with the SEC are effective.  Neither Joint Proxy Statement/Prospectus is an offer to sell securities, nor is it soliciting an offer to buy securities, in any state where such offer or sale is not permitted.

Investors may obtain free copies of each Registration Statement and Joint Proxy Statement/Prospectus and other documents (when they become available) filed with the SEC at the SEC’s web site at www.sec.gov.  In addition, free copies of each Joint Proxy Statement/Prospectus and other documents filed with the SEC may also be obtained after each Registration Statement becomes effective by directing a request to: RMR Advisors, Inc., 400 Centre Street, Newton, MA, 02458 or by calling: (617) 796-8253.

WARNINGS REGARDING FORWARD LOOKING STATEMENTS

THIS PRESS RELEASE CONTAINS FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER FEDERAL SECURITIES LAWS.  THESE FORWARD LOOKING STATEMENTS ARE BASED UPON THE PRESENT BELIEFS AND EXPECTATIONS OF THE FUNDS IDENTIFIED IN THIS PRESS RELEASE.  HOWEVER, THESE FORWARD LOOKING STATEMENTS AND THEIR IMPLICATIONS ARE NOT GUARANTEED TO OCCUR AND THEY MAY NOT OCCUR FOR VARIOUS REASONS, SOME OF WHICH ARE BEYOND THE CONTROL OF THE AFFECTED FUNDS.  FOR EXAMPLE:

•                  THIS PRESS RELEASE DESCRIBES YEAR END DISTRIBUTIONS TO BE PAID BY RMR, RHR, RDR AND RCR ON OR ABOUT JANUARY 28, 2009 TO SHAREHOLDERS OF RECORD OF THOSE FUNDS ON DECEMBER 29, 2008.  APPLICABLE PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940 (THE “1940 ACT”) AND OF EACH OF THESE FUNDS’ BYLAWS CONCERNING THEIR OUTSTANDING FUND PREFERRED SHARES PROHIBIT PAYMENTS OF COMMON SHARE DISTRIBUTIONS UNLESS CERTAIN FINANCIAL RATIOS ARE SATISFIED.  EACH OF THESE FUNDS BELIEVES IT IS CURRENTLY IN COMPLIANCE WITH THESE FINANCIAL RATIO PRECONDITIONS FOR PAYMENTS OF COMMON SHARE

•                  DISTRIBUTIONS.  HOWEVER, APPLICABLE FINANCIAL RATIOS ARE AFFECTED BY CHANGES IN THE MARKET VALUES OF THE SECURITIES IN WHICH EACH OF THESE FUNDS ARE INVESTED.  THE MARKET VALUES OF THE TYPES OF SECURITIES IN WHICH EACH OF THESE FUNDS ARE INVESTED, INCLUDING REIT SECURITIES, RECENTLY HAVE BEEN VOLATILE.  IF THE MARKET VALUES OF THE SECURITIES IN WHICH ANY OF THESE FUNDS IS INVESTED DECLINES SIGNIFICANTLY, THE PRECONDITIONS TO THE PAYMENT OF COMMON SHARE DISTRIBUTIONS MAY NOT BE SATISFIED, AND THE DISTRIBUTIONS DESCRIBED IN THIS PRESS RELEASE OR SOME OF THEM MAY NOT BE PAID.

•                  THIS PRESS RELEASE STATES THAT THE AMOUNTS OF DISTRIBUTIONS TO BE PAID TO COMMON SHAREHOLDERS OF RECORD ON DECEMBER 29, 2008 OF RMR, RHR, RDR AND RCR IS THE ESTIMATED TAXABLE NET INVESTMENT ORDINARY INCOME EARNED BY THESE FUNDS IN 2008 NOT PREVIOUSLY DISTRIBUTED.  EACH OF THESE FUNDS HAS RECEIVED DISTRIBUTIONS FROM INVESTMENTS IN REITS AND OTHER CLOSED END INVESTMENT MANAGEMENT COMPANIES.  THE CHARACTERIZATION AS ORDINARY INCOME, CAPITAL GAINS OR RETURN OF CAPITAL OF THE DISTRIBUTIONS WHICH THESE FUNDS RECEIVED FROM THESE INVESTMENTS IS GENERALLY NOT KNOWN BY THESE FUNDS UNTIL AFTER EACH CALENDAR YEAR END.  ACCORDINGLY, EACH FUND’S CURRENT ESTIMATE OF TAXABLE NET INVESTMENT ORDINARY INCOME DURING 2008 MAY NEED TO BE REVISED.

•                  THIS PRESS RELEASE STATES THAT RMR, RHR, RFR, RDR AND RCR EXPECT TO PAY QUARTERLY DISTRIBUTIONS TO COMMON SHAREHOLDERS IN 2009.  IN FACT, COMMON SHARE DISTRIBUTIONS MAY NOT BE PAID BY SOME OR ALL OF THESE FUNDS DURING 2009 FOR SEVERAL REASONS, INCLUDING: (I) THESE FUNDS MAY NOT REALIZE NET INVESTMENT INCOME IN 2009; (II) THESE FUNDS MAY NOT SATISFY THE PRECONDITIONS FOR THE PAYMENT OF COMMON SHARE DISTRIBUTIONS ESTABLISHED IN THE 1940 ACT OR IN THESE FUNDS’ BYLAWS; (III) IF THESE FUNDS ARE MERGED OR OTHERWISE CEASE TO EXIST, THEY WILL NOT PAY QUARTERLY DISTRIBUTIONS BUT THEIR DIVIDEND POLICIES WILL BE DESCRIBED IN THE PROXY STATEMENT CONCERNING THE MERGERS; AND (IV) THE RESPECTIVE BOARD OF TRUSTEES OF ONE OR MORE OF THESE FUNDS MAY DECIDE IN ITS DISCRETION TO CHANGE THE DISTRIBUTION POLICY OF THAT FUND.

•                  THIS PRESS RELEASE STATES THAT EACH OF THE FUNDS DESCRIBED IN THIS PRESS RELEASE MAY PAY 2009 YEAR END DISTRIBUTIONS TO COMMON SHAREHOLDERS IN THE EVENT THAT THEIR RESPECTIVE 2009 EARNINGS EXCEED AMOUNTS DISTRIBUTED BEFORE YEAR END 2009.  THE IMPLICATION OF THIS STATEMENT MAY BE THAT SOME OR ALL OF THESE FUNDS WILL PAY YEAR END 2009 DISTRIBUTIONS.  IN FACT, ONLY FOUR OF THESE SEVEN FUNDS INTEND TO PAY 2008 YEAR END DISTRIBUTIONS AND THERE CAN BE NO ASSURANCE THAT ANY OF THESE FUNDS WILL PAY 2009 YEAR END DISTRIBUTIONS.

•                  THIS PRESS RELEASE STATES THAT THE BOARDS OF RMR, RHR, RFR, RDR AND RCR HAVE DIRECTED MANAGEMENT TO PREPARE DOCUMENTS FOR FILING WITH THE SEC TO PROPOSE MERGERS OF THESE FUNDS.  THE IMPLICATION OF THIS STATEMENT IS THAT THESE FUNDS MAY MERGE.  IN FACT, THESE MERGERS MAY NOT OCCUR FOR VARIOUS REASONS INCLUDING: (I) BECAUSE OF CHANGED CIRCUMSTANCES, THESE BOARDS OR CERTAIN OF THEM MAY DECIDE NOT TO PROCEED WITH THESE MERGERS; OR (II) THE SHAREHOLDERS OF ONE OR MORE OF THESE FUNDS MAY NOT APPROVE THESE MERGERS.  FOR SIMILAR REASONS, THE POSSIBLE MERGER OF RAP AND RAF DESCRIBED IN THIS PRESS RELEASE MAY NOT OCCUR.

FOR THESE REASONS, AMONG OTHERS, INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON THE FORWARD LOOKING STATEMENTS IN THIS PRESS RELEASE.

(end)